UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    72702Q102
                                 (CUSIP Number)

                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 9, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 72702Q102                                    Page 2 of 11 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
         NUMBER OF           7      SOLE VOTING POWER
           SHARES                   2,003,103
                             ---------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY
                                    0
                             ---------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
                                    2,003,103
                             ---------------------------------------------------
          PERSON             10     SHARED DISPOSITIVE POWER
           WITH
                                    0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,003,103
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.02%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 3 of 11 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kingdom Planet Hollywood, Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
         NUMBER OF
          SHARES                    2,003,103
                             ---------------------------------------------------
                             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0
                             ---------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
                                    2,003,103
                             ---------------------------------------------------
          PERSON             10     SHARED DISPOSITIVE POWER
           WITH
                                    0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,003,103
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.02%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 4 of 11 Pages
--------------------------                             -------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Planet Hollywood International, Inc. (the "Company"). The principal executive offices of the Company are located at 8669 Commodity Circle, Orlando, Florida 32819.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

         This statement is also being filed by Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands ("KPH"). KPH's registered office address is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. KPH is a direct, wholly owned subsidiary of Kingdom 5-KR-10, Ltd., a company organized under the laws of the Cayman Islands ("KR-10"). The registered securities of KR-10 are held by Coutts (Cayman) Limited ("Trustee"), as trustee of the Kingdom One Trust, a trust created by HRH for the benefit of himself and his family under the laws of the Cayman Islands (the "Trust").

         Neither HRH nor KPH has during the last five year been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described below in Item 4, HRH and KPH have acquired a total of 2,000,008 shares of New Common Stock (as defined below in Item 4) pursuant to a subscription agreement between KPH and HRH for an aggregate purchase price of Ten Million Dollars ($10,000,000.00). The source of all funds used to purchase the New Common Stock was from HRH's personal funds. In addition, as described below in Item 4, HRH and KPH received 3,095 of the Company's new Warrants to purchase Class A Common Stock based on their prior ownership of the Company's old Class A common stock. The source of all funds used to purchase the Company's old Class A common stock was from HRH's personal funds.

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CUSIP No. 72702Q102                                    Page 5 of 11 Pages
--------------------------                             -------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

         On August 24, 1999, the Company announced that it had received notice of approval by holders of at least $160 million in principal of its Senior Subordinated Notes due 2005 (the "Notes") of a proposal ("Proposal") for a plan of reorganization of the Company in a case to be filed voluntarily by the Company for relief under chapter 11 of Title 11 U.S.C.

         On October 12, 1999, the Company and twenty-five of its operating subsidiaries (the "Debtors") filed voluntary petitions commencing cases under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (Case No. 99-3612). The Debtors continued to operate their businesses as debtors-in-possession during such cases.

         On November 8, 1999, the Debtors filed a Joint Plan of Reorganization and a proposed Disclosure Statement with the Bankruptcy Court which were supported by the Official Committee of Unsecured Creditors for the Debtors. Such documents were attached as Exhibit 99.1 and Exhibit 99.2, respectively, to the Company's Current Report on Form 8-K filed on November 15, 1999.

         On December 13, 1999, the Debtors filed their First Amended Joint Plan of Reorganization (the "Plan") and First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. A hearing on the confirmation of the Plan was held on January 20, 2000 and the Plan, as modified by the Confirmation Order, was confirmed by the Bankruptcy Court pursuant to an Order dated January 21, 2000 (the "Confirmation Order"). Copies of the Plan, the Disclosure Statement and the Confirmation Order were attached as Exhibits 2.1,
99.1 and 99.2, respectively, to the Company's Current Report on Form 8-K filed on February 4, 2000. Such Current Report included a summary of the material terms of the Plan and a discussion of the relevant cancellations and issuances of equity interests of the Company pursuant to the Plan. The Company's Annual Report on Form 10-K filed on April 11, 2000, also includes a discussion of the effects and consequences of the Plan, including pro forma financial statements.

         The Plan became effective on May 9, 2000 (the "Effective Date").

         As part of the Plan, and on the Effective Date, an investor group organized by Robert Earl, the Company's Chairman and Chief Executive Officer, invested a total of $30 million to acquire approximately 7 million of the 10 million shares of the new Company common stock (the "New Common Stock"). The New Common Stock consists of approximately 3.0 million shares of new Class A Common Stock and 7.0 million shares of new Class B Common Stock. The new Class B Common Stock is convertible into shares of new Class A Common Stock as described below. The investor group (the "New Money Investors") includes: (i) KPH; (ii) the Holst Trust, a British Virgin Islands Trust U/A/D 9/10/00; (iii) Leisure Ventures Pte Ltd., a corporation organized under the laws of Singapore; (iv) Magnetic Light Profits Limited, a company organized under the laws of the British Virgin Islands; and (v) Claudio Gonzalez, a director of the Company. The New Money Investors agreed that the Company would withhold up to 10% of the then

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 6 of 11 Pages
--------------------------                             -------------------------


outstanding New Common Stock (an aggregate of 999,999 shares) in order to deliver such shares to certain celebrities and other third parties in consideration for their involvement with the Company, and that the New Money Investors would not be entitled to the return of any such shares. In accordance with the terms of the Plan, the New Money Investors exercise control over the Company through their ownership of approximately 60% of the New Common Stock.

         Additional material features of the Plan, as it became effective on May 9, 2000 are as follows:

         o All of the Company's pre-existing securities, including the Company's old Class A common stock and its $250 million Senior Subordinated Notes due 2005 (and $32 million accrued interest thereon), were canceled and extinguished.

         o Holders of the Company's Senior Subordinated Notes due 2005 received their pro-rata share of (a) $47.5 million cash, (b) $60 million new 10% Secured Deferrable Interest Notes due 2005 and (c) 2.65 million shares of the Company's new Class A Common Stock.

         o The Company's general unsecured creditors will receive their pro-rata share of (a) $3.8 million cash and (b) $5.7 million new 10% Secured Deferrable Interest Notes.

         o Holders of at least 5,450 shares of the Company's old common stock received their pro-rata share of new Warrants, exercisable for up to an aggregate 200,000 shares of the Company's new Class A Common Stock, at an exercise price of $65.50 per share until May 9, 2003. KPH received 3,095 of such warrants based on its prior ownership of the Company's old Class A common stock.

         o The Company obtained a $15 million working capital facility from The CIT Group/Business Credit, Inc., WLR Recovery Fund L.P. and certain other financial institutions.

         o The Company obtained a $10 million standby term loan from Bay Harbour Management, L.C., as a backstop to the $15 million working capital facility. In partial consideration for making such loan commitment, the Company issued 350,001 shares of new Class A Common Stock and warrants to purchase 200,000 shares of new Class A Common Stock at an exercise price of $4.2857 per share until January 9, 2003.

         o The Company's certificate of incorporation was amended and restated authorizing the Company to issue up to (a) 100 million shares of new Class A Common Stock, (b) 25 million shares of new Class B Common Stock and (c) 100 million shares of preferred stock. On the Effective Date, approximately 3.0 million shares of new

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 7 of 11 Pages
--------------------------                             -------------------------

                  Class A Common Stock and 7.0 million shares of new Class B Common Stock were issued and outstanding.

         o The Company's board of directors was replaced with seven directors, five of which were designated by the New Money Investors and two of which were designated by the creditors' committee. Three of the seven directors were directors prior to and during the Company's reorganization proceedings.

         o The Company agreed to file a "shelf" registration statement with the SEC covering the resale of new Class A Common Stock issued or issuable to, the New Money Investors and certain other parties.

         o The Company adopted two stock option plans, one for employees and independent contractors and one for celebrities, under which options issuable under the plans will be exercisable for the purchase of up to 1,000,000 shares of new Class A Common Stock.

         In accordance with the terms of the Plan, and pursuant to the Company's restated certificate of incorporation and bylaws, all of the Company's directors will be elected by holders of the new Class B Common Stock, provided that (a) after the payment in full of all of the Company's obligations under its 10% Secured Deferrable Interest Notes, the holders of the new Class A Common Stock will be entitled to elect two directors and (b) at such time when there shall be no shares of new Class B Common Stock issued and outstanding, the holders of the new Class A Common Stock will be entitled to elect all of the Company's directors. The New Money Investors, as holders of the new Class B Common Stock, entered into voting agreements whereby they agreed to vote their shares initially in favor of the seven directors named in accordance with the Company's Plan. Until the Company's obligations under the Deferrable Interest Notes have been paid in full, the New Money Investors have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Deferrable Interest Notes. The voting agreements also provide that (a) a party holding more than 750,000 shares of new Common Stock shall be entitled to nominate a single candidate for election to the Company's Board of Directors and that all parties agree to vote in favor of any such properly nominated candidate, and (b) except as otherwise provided, the parties agree to vote on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending the Company's restated certificate of incorporation or bylaws and removing officers or issuing securities, in accordance with the direction of Robert Earl, the Company's Chairman of the Board and Chief Executive Officer, provided that Mr. Earl is serving on the Board or as an executive officer.

         The Plan and the Company's restated certificate of incorporation and bylaws also provide that upon the transfer of shares of the new Class B Common Stock (other than a transfer to a New Money Investor or an affiliate of such persons), such shares of new Class B Common Stock automatically convert into an equal number of shares of new Class A Common Stock. At the point when all issued and outstanding shares of the Company's new Class B Common Stock

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 8 of 11 Pages
--------------------------                             -------------------------

constitute 10% or less of all of the Company's issued and outstanding common stock, all such shares of new Class B Common Stock will automatically convert into an equal number of shares of new Class A Common Stock. All shares of new Class B Common Stock are also convertible, at the option of the holders of such shares, into an equal number shares of new Class A Common Stock at any time after payment in full of the Deferrable Interest Notes; provided, that such optional conversion must include all then outstanding shares of new Class B Common Stock. Shares of new Class B Common Stock that are converted into shares of new Class A Common Stock will be canceled and retired by the Company and may not be reissued. With regard to the $10 million standby term loan referenced above, until the maturity date of such loan, the lender has the right to convert any outstanding amount of the loan into shares of new Class A Common Stock, dollar for dollar, at $4.2857 per share.

         The Company's restated bylaws also provide that for as long as the Deferrable Interest Notes are outstanding, the authorization of certain Company transactions require the affirmative vote of at least a majority of the Company's board of directors, including at least one of the directors appointed by (a) holders of at least a majority in principal amount of our outstanding 10% Secured Deferrable Interest Notes, or (b) holders of the new Class A Common Stock.

         With respect to all of the New Common Stock currently owned by KPH, the purpose of purchasing those shares was to acquire the securities for investment purposes. Depending upon market conditions and other factors, in the future KPH may acquire additional shares of New Common Stock or dispose of all or a portion of the New Common Stock which KPH now owns or hereafter may acquire.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following information concerning percentages of ownership of outstanding shares of New Common Stock is based on a total of 10,000,024 shares reported to be outstanding by the Company at May 9, 2000. Such shares consist of 3,000,001 shares of new Class A Common Stock and 7,000,023 shares of new Class B Common Stock (which is convertible into the same number of shares of new Class A Common Stock).

         ITEM 5(a): Pursuant to the Company's Plan, KPH purchased an aggregate of 2,333,341 shares of new Class B Common Stock for Ten Million Dollars ($10,000,000.00). Of these shares, 333,333 have been withheld by the Company (the "Withheld Shares") in order to deliver such shares to certain celebrities and other third parties in consideration for their involvement with the Company. KPH is not entitled to the return of any of the Withheld Shares. As part of the Plan, KPH also received 3,095 warrants exercisable for the same number of shares of new Class A Common Stock, at an exercise price of $65.50 per share until May 9, 2003.

         Assuming all of the new Class B Common Stock is converted into shares of new Class A Common Stock and all warrants held by KPH are exercised, and excluding the Withheld Shares,

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 8 of 11 Pages
--------------------------                             -------------------------

KPH would own 2,003,103 of 10,003,119 issued and outstanding shares of new Class A Common Stock, or approximately 20.02%.

         ITEM 5(b): Assuming that all of KPH's share of new Class B Common Stock are converted and all of its warrants are exercised, the number of shares of new Class A Common Stock as to which KPH has:

         (i)      sole power to vote or to direct the vote:                     2,003,103
         (ii)     shared power to vote or to direct the vote:                   0
         (iii)    sole power to dispose or to direct the disposition of:        2,003,103
         (iv)     shared power to dispose or to direct the disposition of:      0

         ITEM 5(c):  Not applicable.

         ITEM 5(d): KPH is wholly owned by KR-10 which, as reported above, is held by the Trustee as part of the Trust. Under the terms of the Trust, HRH has the power to appoint a majority of the directors of KR-10, the parent company of KPH. Through HRH's ability to appoint a majority of the board of directors of KR-10, for the purposes of Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the securities beneficially owned by KPH.

         Under the terms of the Trust, among other things, the Trustee is prohibited from selling or transferring or otherwise encumbering the securities of KR-10. Furthermore, HRH has retained the power to revoke the Trust and to appoint and remove the Trustee at any time for any reason.

         Since the Company shares are held in the name of KPH, KPH has the right to receive dividends from, or proceeds from the sale of, the Company shares; however, HRH, through HRH's ability to appoint a majority of the board of directors of KR-10, will retain the power to direct any disposition of such dividends or proceeds. Any funds distributed by KPH to KR-10, and from KR-10 to the Trust, will be held and administered by the Trustee, in accordance with the provisions of the Trust, and for the benefit of HRH and his family.

         ITEM 5(e):  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between HRH and KPH, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

--------------------------                             -------------------------
CUSIP No. 72702Q102                                    Page 10 of 11 Pages
--------------------------                             -------------------------

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. First Amended and Restated Subscription Agreement between KPH and the Company

         2. Debtors' First Amended Joint Plan of Reorganization dated December 13, 1999

         3. Order confirming the Debtors' First Amended Joint Plan of Reorganization dated January 21, 2000

         4.       Amended and Restated Certificate of Incorporation of the
                  Company

         5.       Voting Agreement Among Stockholders (New Money Investors)

         6.       Voting Agreement Among Stockholders (Creditor Directors)

         7. Registration Rights Agreement between the Company, the New Money Investors and certain other parties referred to as "Note Holders" dated as of May 8, 2000


                                 *  *  *  *  *

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CUSIP No. 72702Q102                                    Page 11 of 11 Pages
--------------------------                             -------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 10, 2000




                  /s/ H.R.H. PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ AL SAUD
                  ----------------------------------------------------------
                                  H.R.H. Prince Alwaleed Bin Talal
                                  Bin Abdulaziz Al Saud


                  KINGDOM PLANET HOLLYWOOD, LTD.


                  By: /S/ H.R.H. PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ AL SAUD
                      ----------------------------------------------------------
                  Name:   H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
                  Title:  President